Exhibit 99.1

Cambridge, MA, USA & Rostock, Berlin, GERMANY, December 5, 2019 – CENTOGENE N.V. (Nasdaq: CNTG), a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians and pharmaceutical companies, announced today a corporate update and reported financial results for the third quarter and the nine months ended September 30, 2019.

Recent Corporate Highlights

•	On November 7, 2019, Centogene completed a corporate reorganization in connection with an initial public offering in the United States, and Centogene N.V. (“the Company”) became the holding company of Centogene AG, and the ultimate parent company of the group. On the same day, Centogene N.V.’s shares began trading on the Nasdaq Global Market, after pricing an initial public offering of 4,000,000 common shares at $14.00 per common share, raising net proceeds of approximately $47.1 million, after deducting underwriting discounts, commission and other expenses

•	Continued expansion of collaborations with existing and new pharmaceutical partners, including a data access and collaboration agreement with Pfizer Inc. (NYSE: PFE) announced on November 13, 2019

•	Continued expansion of global proprietary rare disease platform with approximately 2.1 billion weighted data points, from approximatively 465,000 patients representing 120 different countries as of September 30, 2019

•	Completion of sale and leaseback transaction of our Rostock, Germany headquarters in July 2019

“CENTOGENE made solid progress so far in 2019. The recent data access and collaboration agreement with Pfizer Inc. announced on November 13, 2019 further acknowledges the value attributed to our global rare disease repository.” said Arndt Rolfs, CEO of CENTOGENE, “With the proceeds from the IPO, we will continue the momentum of our research and development programs to further support the orphan drug development of our pharmaceutical partners, and continue to provide valuable diagnostic testing to rare disease patients. We have a life-long commitment to our patients.”

Nine months ended September 30, 2019 and Q3 2019 Financial Highlights

Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2019, were € 6.1 million, compared to € 9.2 million as of December 31, 2018.

Revenue

Our revenue is principally derived from the provision of pharmaceutical solutions and diagnostic tests enabled by our knowledge and interpretation-based platform.

Revenue for the nine months ended September 30, 2019 was € 33.6 million, an increase of approximately € 3.2 million, or 10% as compared to the same period in 2018. Revenue from our pharmaceutical segment was € 13.5 million for the nine months ended September 30, 2019, similar to that of the prior year period, while the revenue from our diagnostics segment was € 20 million for the nine months ended September 30, 2019, an increase of approximately € 3.1 million, or 19% as compared to that of the prior year period.

Total revenue was € 11.6 million for the three months ended September 30, 2019, a decrease of approximately € 1.7 million, or 13% as compared to the prior year period. Revenue from our pharmaceutical segment for the three months ended September 30, 2019 were € 4.8 million, a decrease of approximately € 2.4 million, or 33% as compared to the prior year period. The non-recurring revenue in the third quarter of 2018 consisted of upfront payments totaling € 4.0 million related to the entry into collaboration agreements with Evotec International GmbH and Denali Therapeutics Inc. The decrease in revenues for the three months ended September 30, 2019 when compared to the same prior year period, was mainly driven by this non-recurring revenue.

Revenue from our diagnostics segment for the three months ended September 30, 2019 was € 6.8 million, an increase of approximately € 0.7 million, or 11% as compared to the same period in 2018. Our diagnostics revenue for the three months ended September 30, 2019 was split into approximately 51% from whole exome sequencing (WES) and whole genome sequencing (WGS, or sequencing with high volume of data), 40% from standard genetic testing (which includes our single gene, CNV and mutation quantification products) and panel sequencing and 9% from non-invasive prenatal testing (NIPT).

Research and development expenses (“R&D”)

Our R&D expenses for the three months ended September 30, 2019 were € 2.0 million, an increase of approximately € 0.6 million, or 41% as compared to the prior year period. The increase is primarily attributed to expenses associated with the expansion of our proprietary information platform, as well as development of new products and solutions.

Our R&D expenses for the nine months ended September 30, 2019 were € 6.1 million, an increase of approximately € 2.3 million, or 62% as compared to the prior year period.

General administrative expenses (“G&A”)

Our G&A expenses for the three months ended September 30, 2019 were € 4.9 million, a decrease of approximately € 0.6 million, or 11% as compared to the prior year period . The decrease is primarily attributed to a decrease in share-based compensation expenses. The share-based compensation expenses for the three months ended September 30, 2019 included in G&A expenses amounted to € 0.3 million, a decrease of € 1.9 million as compared to the prior year period.

Our G&A expenses for the nine months ended September 30, 2019 were € 16.5 million, an increase of approximately € 2.0 million, or 14% as compared to the prior year period. The increase is mainly attributable to an overall headcount increase and related costs as a result of business expansion, as well as an increase in IT infrastructure investment.

Comprehensive loss attributable to equity holders

Comprehensive loss attributable to equity holders for the three months ended September 30, 2019 was € 4.2 million or € 13 per share (basic and diluted based on 322,007 issued and outstanding common and preferred shares as of September 30, 2019), as compared to € 1.1 million or € 4 per share for the prior year period.

Comprehensive loss attributable to equity holders for the nine months ended September 30, 2019 was € 15.7 million or € 49 per share, as compared to € 7.5 million or € 29 per share for the prior year period.

Additional information regarding these financials is included in the notes to the interim condensed consolidated financial statements as of and for the three months and nine months ended September 30, 2019, which can be found by visiting EDGAR on the U.S. Securities and Exchange Commission website at www.sec.gov.

2019 Outlook

CENTOGENE has made solid progress in 2019. Our number of pharmaceutical partners have increased from 28 partners as of September 30, 2018 to 38 partners as of September 30, 2019, and over 10 new contracts have been signed with new and existing pharmaceutical partners in the nine months ended September 30, 2019. The recent data access and collaboration agreement with Pfizer Inc. announced on November 13, 2019 further acknowledges the value attributed to our global rare disease repository.

Looking forward, for full year 2019, we anticipate to have received over 130,000 order requests, allowing our data repository to grow to approximately 500,000 patients. We anticipate the total number of pharmaceutical partners to be over 40 partners by the end of 2019, and anticipate that revenue growth for full year 2019 will be approximately 20% when compared to full year 2018.

Centogene A.G.

Interim condensed consolidated statements of comprehensive loss for the three and nine months ended September 30, 2018 and 2019

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2019	2018	2019
	(unaudited, € in thousands, except for loss per share)
Revenue	13,380	11,638	30,392	33,559
Cost of sales	6,572	6,641	15,698	19,499
Gross profit	6,808	4,997	14,694	14,060
Research and development expenses	1,427	2,011	3,783	6,119
General administrative expenses	5,493	4,884	14,523	16,487
Selling expenses	1,791	1,788	4,639	6,144
Other operating income	839	935	1,792	2,623
Other operating expenses	68	92	733	556
Real estate transfer tax expenses	—	—	—	1,200
Operating loss	(1,132)	(2,843)	(7,192)	(13,823)
Interest and similar income	2	—	16	12
Interest and similar expenses	247	1,433	933	1,865
Finance costs, net	(245)	(1,433)	(917)	(1,853)
Loss before taxes	(1,377)	(4,276)	(8,109)	(15,676)
Income tax (benefits)/expenses	(152)	—	(262)	163
Loss for the period	(1,225)	(4,276)	(7,847)	(15,839)
Other comprehensive (loss)/ income	(52)	(1)	(8)	9
Total comprehensive loss for the period	(1,277)	(4,277)	(7,855)	(15,830)
Loss per share (Basic and Diluted)	(4)	(13)	(29)	(49)

Centogene A.G.

Supplemental selected segment information

for the three and nine months ended September 30, 2018 and 2019

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2019	2018	2019
	(unaudited, € in thousands)
Revenues by segment:
Pharmaceutical	7,236	4,833	13,506	13,531
Diagnostics	6,144	6,805	16,886	20,028
Total Revenues	13,380	11,638	30,392	33,559

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2019	2018	2019
	(unaudited, € in thousands)
Segment Adjusted EBITDA:
Pharmaceutical	5,916	3,400	10,673	9,561
Diagnostics	842	757	2,417	1,298

Reconciliation of segment Adjusted EBITDA to Group loss for the period	For the three months ended September 30,		For the nine months ended September 30,
	2018	2019	2018	2019
	(unaudited, € in thousands)
Reported Segment Adjusted EBITDA	6,758	4,157	13,090	10,859
Corporate expenses	(3,667)	(4,917)	(11,585)	(14,922)
	3,091	(760)	1,505	(4,063)
Share-based payment expenses	(2,779)	(471)	(5,051)	(5,299)
Depreciation and amortization	(1,444)	(1,612)	(3,646)	(4,461)
Operating loss	(1,132)	(2,843)	(7,192)	(13,823)
Finance costs, net	(245)	(1,433)	(917)	(1,853)
Income taxes benefits	152	—	262	(163)
Loss for the period	(1,225)	(4,276)	(7,847)	(15,839)

Centogene A.G.

Interim condensed consolidated statements of financial position

As at December 31, 2018 and September 30, 2019

Assets	Dec 31, 2018	Sep 30, 2019
	(unaudited, € in thousands)
Non-current assets
Intangible assets	8,795	12,466
Property, plant and equipment	39,115	9,369
Right-of-use assets	—	19,094
Other assets	—	3,000
	47,910	43,929
Current assets
Inventories	1,346	1,586
Trade receivables	10,901	13,683
Other assets	7,295	8,528
Cash and cash equivalents	9,222	6,061
	28,764	29,858
	76,674	73,787

Equity and liabilities	Dec 31, 2018	Sep 30, 2019
Equity
Issued capital	322	322
Capital reserve	46,923	47,417
Retained earnings and other reserves	(19,964)	(35,638)
Non-controlling interests	(757)	(913)
	26,524	11,188
Non-current liabilities
Non-current loans	12,915	2,029
Lease liabilities	1,712	14,107
Other liabilities	11,240	9,913
	25,867	26,049
Current liabilities
Investment subsidies	794	1,288
Current loans	3,702	4,262
Lease liabilities	1,350	2,902
Liabilities from income taxes	10	173
Trade payables	5,429	8,709
Other liabilities	12,998	19,216
	24,283	36,550
	76,674	73,787

Centogene A.G.

Interim condensed consolidated statements of cashflow

for the nine months ended September 30, 2018 and 2019

	2018	2019
	(unaudited, € in thousands)
Loss before taxes	(8,109)	(15,676)
Amortization and depreciation	3,646	4,461
Interest income	(16)	(12)
Interest expense	933	1,865
Gain on the disposal of property, plant and equipment	—	(532)
Share-based payment expenses	5,051	5,299
Real Estate transfer tax expenses	—	1,200
Other non-cash items	(275)	(26)
Changes in operating assets and liabilities:
Inventories	(969)	(240)
Trade receivables	(6,153)	(2,782)
Other assets	(1,089)	(739)
Trade payables	1,526	3,280
Other liabilities	1,366	448
Cash flow used in operating activities	(4,089)	(3,454)

Cash paid for investments in intangible assets	(2,485)	(5,366)
Cash paid for investments in property, plant and equipment	(6,737)	(1,266)
Grant received for investment in property, plant and equipment	2,184	341
Cash received from disposal of property, plant and equipment	—	19,800
Interest received	16	12
Cash flow (used in)/generated from investing activities	(7,022)	13,521

Cash received from equity contributions, net	10,098	—
Cash received from loans	5,021	1,545
Cash repayment of loans	(2,752)	(11,871)
Cash received from finance leases	—	470
Cash repayments of financial leases/lease liabilities	(1,507)	(1,507)
Interest paid	(933)	(1,865)
Cash flow generated from/(used) in financing activities	9,927	(13,228)

Changes in cash and cash equivalents	(1,184)	(3,161)
Cash and cash equivalents at the beginning of the period	3,157	9,222
Cash and cash equivalents at the end of the period	1,973	6,061

Call Instructions

Centogene N.V. will host a conference call to discuss its third quarter 2019 results on Thursday, December 5, 2019 at 8 a.m. Eastern Time. The call on December 5, 2019 can be accessed by dialing U.S. toll free +1 866 966 1396 or U.K. +44 (0) 207 192 8000 up to ten minutes prior to the start of the call and providing the conference ID 3977687.

A presentation and webcast of the conference call can be accessed on the Investor Relations page of our website at http://investors.centogene.com.

About Centogene

Centogene is a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians and pharmaceutical companies. The Company’s goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers. Centogene has developed a global proprietary rare disease platform based on our real-world data repository with approximately 2.1 billion weighted data points from approximately 465,000 patients representing over 120 different countries as of September 30, 2019, or an average of over 500 data points per patient.

The Company’s platform includes epidemiologic, phenotypic and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. Centogene believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of September 30, 2019, the Company collaborated with over 35 pharmaceutical partners for over 30 different rare diseases.

Important Notice and Disclaimer

This press release contains statements that constitute ”forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward-looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

Certain information contained in this Press Release relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this press release involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its own internal research is reliable, such research has not been verified by any independent source.

For further information, please refer to the Risk Factors section in our registration statement on form F-1, as amended (file no. 333-234177) and other current reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Centogene Contact:

Sun Kim

Chief Strategy and Investor Relations Officer

investor.relations@centogene.com

Media Contact:

Ross Bethell

Director, Corporate Communications

press@centogene.com